UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2004

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Bradesco

Notice of Material Fact

Extract of Special Stockholders’ Meeting #1,042,
of the Board of Directors of Banco Bradesco S.A. held on 11.22.2004

The Board of Directors of this Company, in a meeting held on November 22, 2004, at 7:30 am, at the Company’s head office located at Cidade de Deus, on the 4th floor of Prédio Novo, Vila Yara, Osasco, São Paulo, Brazil, presided by Mr. Lázaro de Mello Brandão. Messrs. Antônio Bornia, was out on vacation, José Fonollosa García and Ricardo Espírito Santo Silva Salgado were not able to attend. During the meeting, to which members of Fiscal Council also attended, Messrs. Oswaldo de Moura Silveira and Sócrates Fonseca Guimarães, the Board members took the following resolutions:

c) taking into account this Body’s decision to convene a Special Stockholders’ Meeting in order to resolve, amongst other issues, on the capital stock increase, by issuing new stocks, to suspend on this date, the authorization granted to the Company’s Board of Executive Officers, in meeting of this Body #1,014, held on 6.9.2004, to acquire up to 4,000,000 book-entry registered stocks, with no par value, of which 1,500,000 are common stocks and 2,500,000 are preferred stocks, for a six-(6) month term, with a view to be held in treasury and later cancellation, without reducing the Company’s capital stock. Regarding the referred authorization, it was verified that up to date, 26,749 book-entry registered common stocks, with no par value, were acquired, which added to 416,813 common stocks and 4 preferred stocks already held in treasury shall be cancelled by proposal of this Board to be submitted in the already referred Special Stockholders’ Meeting. Having no further business to be discussed, the meeting was adjourned and these Minutes were drawn up, being signed by attending Board members. aa) Lázaro de Mello Brandão, Mário da Silveira Teixeira Júnior, Márcio Artur Laurelli Cypriano, João Aguiar Alvarez and Denise Aguiar Alvarez Valente.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 22, 2004

BANCO BRADESCO S.A.

By:	/S/ José Luiz Acar Pedro
José Luiz Acar Pedro Executive Vice President and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.